Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Citizen Portal Inc.
55 N Meadowbrook Drive
Alpine, UT 84004
https://www.citizenportal.ai/

Up to $4,999,999.86 in Class A Common Stock at $0.53
Minimum Target Amount: $14,999.53

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Citizen Portal Inc.
Address: 55 N Meadowbrook Drive, Alpine, UT 84004
State of Incorporation: DE
Date Incorporated: January 20, 2023

Terms:

Equity

Offering Minimum: $14,999.53 | 28,301 shares of Class A Common Stock
Offering Maximum: $4,999,999.86 | 9,433,962 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $0.53
Minimum Investment Amount (per investor): $100.17

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Reservation List Bonus

If you previously reserved shares in Citizen Portal's Testing the Waters Landing Page, you will receive 10% bonus shares.

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive free one-year access to the full Citizen Portal platform

Tier 2 Perk — Invest $10,000+ and receive free one-year access to the full Citizen Portal platform and 3% bonus shares

Tier 3 Perk — Invest $25,000+ and receive free one-year access to the full Citizen Portal platform and 5% bonus shares

Tier 4 Perk — Invest $50,000+ and receive free two-year access to the full Citizen Portal platform and 10% bonus shares

Tier 5 Perk — Invest $100,000+ and receive free three-year access to the full Citizen Portal platform and 15% bonus shares

Tier 6 Perk — Invest $150,000+ and receive free five-year access to the full Citizen Portal platform and 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Citizen Portal, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.53 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $530. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and any Loyalty Bonus or TTW Reservation Holder Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Citizen Portal, Inc. ("Citizen Portal" or the "Company") is an AI-powered platform that indexes, transcribes and searches audio and video recordings of local, state, US government, and school board meetings and hearings at all levels, making them easily searchable and accessible to citizens, volunteers, and journalists.

Citizen Portal aims to create a new Fourth Estate that connects every citizen to everything said and done in public meetings and by governments at all levels, giving citizens the tools needed to keep the government accountable and honest. The platform provides knowledge to leaders, engages citizens, and promotes transparency and accountability in government.

Citizen Portal presents an opportunity to invest in a platform that helps preserve self-government and enables citizens to be well-informed.

Business Model

We currently use a freemium subscription model (both Free access and Paid access from subscribers) and plan to implement Professional subscriptions in the upcoming year.

1. Free access to any US citizen to local and state content

2. Paid access ($99 / yr) for nationwide content and power features

3. Professional subscriptions ($2k-10k / yr) for lobbyists, libraries, government affairs professionals, PR firms, journalists, media companies, and election campaigns.

Business Structure

Citizen Portal, Inc. is a 99% subsidiary of Soar.com, Inc., a Delaware corporation that was incorporated on 10/3/2017. Soar.com, Inc. operates as a "venture studio" for the purpose of creating and growing various startup businesses as subsidiaries, or in-house, then finds entrepreneurs to take over the management of the business. The funds raised from investments and crowdfunding will not flow up to Soar.com but will be invested into Citizen Portal.

IP Ownership

Citizen Portal utilizes the intellectual property of its parent, Soar.com, under a worldwide, non-exclusive, renewable 10-year master license. The license covers patents, trademarks and service marks, copyrights, and pending applications thereof with the right to sublicense the IP in exchange for certain fees and royalties to Soar.com.

Competitors and Industry

Competitors

There are several potential competitors for Citizen Portal, depending on the specific aspects of their business model and offerings. Here are a few examples:

ClearGov: This company provides a financial reporting platform to assist local government entities with annual budgeting in order to make better decisions, be more efficient, communicate openly, and achieve a high level of accountability to their citizens. The platform uses artificial intelligence to help craft budget books, including the text narratives that accompany spending changes. The tool could save time and hassle during the hectic budget process. ClearGov has nearly 1,000 customers.

Granicus: This company provides a suite of software solutions designed to help government agencies improve public engagement and transparency. Their products include tools for streaming and archiving video recordings of public meetings, as well as features for agenda management, voting, and citizen feedback. Granicus serves over 4,000 government organizations across the United States and around the world.

OpenGov: OpenGov is a cloud-based platform that helps local governments manage their financial operations and share information with citizens. They offer tools for budgeting, reporting, and performance management, as well as a public portal that allows citizens to access financial data and other information about their local government. OpenGov serves over 1,000 government agencies across the United States.

Town Hall Project: The Town Hall Project is a non-profit organization that tracks and shares information about public events and town halls held by elected officials. They maintain a database of events and provide tools for citizens to find and attend events in their area. While they don't offer video recording or transcription features like Citizen Portal, they share a similar goal of improving transparency and public engagement in government.

Citizen Portal differentiates itself from its competitors through its AI-powered platform that indexes, transcribes, and searches the audio and video recordings of local, state, U.S. government, and school board meetings and hearings at all levels, and makes them searchable with keywords. This allows users to quickly find and share video clips of what public officials are saying. The platform also offers features such as alerts for new meetings, auto-translations, and annotations to further engage and inform citizens. This is in contrast to some competitors that may focus only on certain levels of government or specific industries.

Industry

The intersection of indexing, transcribing and searching audio and video and AI with government and politics is an exciting and rapidly growing area of innovation. Here are some of the most exciting things about this industry:

Data-driven decision-making: AI technology is enabling governments to make data-driven decisions in a more efficient and effective manner. With access to vast amounts of data, AI algorithms can quickly analyze and make sense of this data, providing valuable insights to policymakers.

Enhanced citizen engagement: AI tools can help governments to better engage with citizens, providing personalized and responsive services. For example, chatbots can help citizens to find information or access government services more easily.

Improved policy outcomes: By using AI-powered predictive analytics, governments can better anticipate and respond to societal needs, leading to more effective policies and better outcomes for citizens.

At Citizen Portal, we are excited to be at the forefront of this innovation. By democratizing access to government data through our AI-driven platform, we are helping to empower citizens and improve transparency and accountability in government. Our technology has the potential to transform the way citizens interact with their governments, making it easier for them to access information and engage with policymakers.

Current Stage and Roadmap

Current Stage

The Citizen Portal platform is live and functioning. Consumers may search content from all fifty states plus Puerto Rico. More than 360,000 videos have been uploaded to our platform for viewers to watch. On the federal side, there are more than 1,000 Congressional Hearings compilations uploaded to the site.

Our platform is currently available to users and we began generating initial revenue in September 2023.

Source for videos: https://www.citizenportal.ai/ (scroll to the bottom of the page)

Source for Congressional Hearings: https://www.citizenportal.ai/toc/1822/federal-content

Future Roadmap

Citizen Portal hopes to become an important tool for fostering civic engagement and promoting democratic values. We would like to build out daily updates of all current video content, expand to additional cities, counties, and school boards, develop conversational AI, hire a front-end engineer and other key staff members, and improve our online marketing and ad budget.

The Team

Officers and Directors

Name: Paul Brent Allen

Paul Brent Allen's current primary role is with Soar.com. Paul Brent Allen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member
  Dates of Service: January, 2023 - Present
  Responsibilities: Paul oversees the effort to transcribe and index all public meetings in the U.S., raise capital, recruit key employees, form partnerships and distribution agreements, and build a marketing and sales team. Paul works 20 hours per week for Citizen Portal and does not currently receive a salary but plans to receive $150k in compensation once it can be managed - see Risk Factors for further information.

Other business experience in the past three years:

- Employer: Soar.com
  Title: Founder and CEO
  Dates of Service: October, 2017 - Present
  Responsibilities: Paul founded Soar and currently leads the mission, working 20 hours per week.

Other business experience in the past three years:

- Employer: Bank of Memories
  Title: Advisor
  Dates of Service: May, 2023 - Present
  Responsibilities: Paul advises a team from Ukraine that stores the world's most important family data and memories on the blockchain. He spends less than 1 hour per week working in this role.

Name: Dale Brent Israelsen

Dale Brent Israelsen's current primary role is with Soar.com. Dale Brent Israelsen currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Legal Officer, Board Member, Secretary (Part-Time)
  Dates of Service: January, 2023 - Present
  Responsibilities: Dale provides legal oversight and works with compliance and the fund-raising process. He also works with investors in the Company. He does not currently receive compensation but plans to in the future.

Other business experience in the past three years:

- Employer: Soar.com
  Title: Board Member
  Dates of Service: October, 2018 - Present
  Responsibilities: Serves on the board of directors.

Other business experience in the past three years:

- Employer: Noorda College Of Osteopathic Medicine
  Title: Board Member
  Dates of Service: January, 2019 - Present
  Responsibilities: Dale serves on the board of directors.

Other business experience in the past three years:

- Employer: Rocky Mountain University of Healthcare Professions
  Title: Board Member
  Dates of Service: January, 2016 - Present
  Responsibilities: Dale serves on the board of directors.

Name: Christen Lee Allen

Christen Lee Allen's current primary role is with Soar.com. Christen Lee Allen currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member (Part-Time)
  Dates of Service: January, 2023 - Present
  Responsibilities: Christen serves on the board of directors. She does not currently receive compensation.

Other business experience in the past three years:

- Employer: Soar.com
  Title: Board Member
  Dates of Service: April, 2022 - Present
  Responsibilities: Christen serves on the board of directors.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry of AI and politics. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to it. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products

than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Citizen Portal, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Citizen Portal, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Citizen Portal, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We are an early-stage company and have not yet generated significant profits
Citizen Portal, Inc. was formed on January 20, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Citizen Portal, Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the

Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Chief Executive Officer currently splits time between working for Citizen Portal and another company
The CEO of Citizen Portal (Paul Brent Allen) currently splits his time between managing and operating Citizen Portal and Soar.com, the principal shareholder of the Company. Although there is a CEO transition plan in place, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once Citizen Portal has fully implemented its planned paid- and professional-subscription business model and begins generating recurring monthly revenue (anticipated in 2024), the Company expects to have a new, full-time CEO for Citizen Portal added to run Citizen Portal and the current CEO & founder will become Chairman of the Board of Citizen Portal.

The Chief Executive Officer does not currently receive a salary for his role with the Company
The CEO of Citizen Portal (Paul Brent Allen), does not currently receive a salary for his work at Citizen Portal. Although Paul is a majority owner of the Company, through his co-ownership & co-management of Soar.com, Citizen Portal's principal shareholder, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once the Company begins to generate recurring monthly revenue from its paid subscription business model and after its pending licensing agreements are finalized, Paul plans to begin receiving a salary of approximately $150,000 (anticipated in 2024). However, if the Company does not implement its planned business model or fully execute its pending license agreements, there is no guarantee Paul will be paid a salary for his work at Citizen Portal.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Soar.com, Inc. (Directors: Clint Carlos, Paul [CEO] & Christen Allen; 29% principally owned by MeAndTi, LLC [Co-managed & co-owned by Paul & Christen Allen])	12,000,000	Class B Common Stock	99.05 %

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Class C Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 9,433,962 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 1,145,683 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

For further information on the material rights associated with this class of securities, please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 12,000,000 with a total of 12,000,000 outstanding.

Voting Rights

10 votes per share

Material Rights

There are no material rights associated with Class B Common Stock.

Class C Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 2,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class C Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 2,000,000 shares to be issued pursant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,200.00
  Number of Securities Sold: 12,000,000
  Use of proceeds: Issuance of founder stock (Soar.com)
  Date: February 13, 2023
  Offering exemption relied upon: 506(b)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $425,000.00
  Number of Securities Sold: 1,145,683
  Use of proceeds: Platform development and operations
  Date: August 25, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We were slower than expected in generating revenue as projected for Q1 2024. Part of the reason is that the first cash disbursement for Citizen Portal did not become available until the last week of December 2023. The crowdfunding investment was targeted for further development of the AI Studio Platform and transcribing the video and audio content. Now we are making good progress in enhancing the AI Studio Platform and transcribing video and audio and posting content to Citizen Portal at the federal, state and local levels. We are also expanding the number of visitors and paying customers to Citizen Portal. We anticipate raising another $2 million in crowdfunding investment to support our growth through 2024 and 2025.

We are also working hard to expand our customer base and increase revenue in Q2, Q3 and Q4 in 2024 and into 2025. Getting customers to visit the website, invest and subscribe without Ad Spend has been amazing. We are now in discussions with a major media group partner to start our first major Ad Spend for Citizen Portal. This is expected to allow us to reach 250,000 customers on a weekly basis. We also plan to add marketing strength to accelerate new visitors to the website and increase annual subscribers. Our goal is to attract 100,000 visitors and sign up 10,000 scribers in Q2/Q3 2024 and add 10,000 paying subscribers at $100 annually. We are also in discussions with customer groups that are expected to give us access to over 300,000 members.

Citizen Portal is also earning income through contract. We anticipate adding another $150,000 to our first contract in Q2 2024. We anticipate signing more contracts in Q2/Q3 2024.

Foreseeable major expenses based on projections:

Citizen Portal continues to transcribe video and audio from government meetings in the United States at the federal, state and local levels resulting in more than 700,000 hours of video and audio that are now available through www.citizenportal.ai. Citizen Portal also continues to add documents at the federal level including Supreme Court cases, State of the Union addresses since 1790, and Presidential Executive Orders since 1998. We are expanding our AI STUDIO Platform and Hosting, indexing this content and ingesting it into advanced AI systems that are projected to be the primary costs in 2024.

Future operational challenges:

Citizen Portal continues to require social features that will lead to citizen engagement at scale. We feel we are making good progress on social features as we attract capital and skilled engineers.

Future challenges related to capital resources:

Citizen Portal has explored opportunities to expand Citizen Portal to other countries who have expressed interest. We will continue to need capital and content experts to expand beyond the US.

Future milestones and events:

Citizen Portal continues to speak to large audiences with Podcast, radio and television exposure and several large influencers who have hosted us and have invited us to events. We anticipate that these milestones and events will continue to grow in Q2/Q3 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 18th, 2023, the Company had $644.11 on hand. However cash and cash equivalents as of December 31, 2023 was $13,811.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign have factored significantly into our financial resources during Q1 2024 as the cash disbursements were slower than anticipated. By extending the campaign for another 60 days and expanding the campaign target by another $2 million, we anticipate we will be able to meet our operational expenses. We are also in discussions with other sources of investment that should be ready to fund another $3 million in Q2/Q3 2024. Between $3 million in new investment and our projected revenue for 2024, we anticipate the investment from the campaign will be helpful, but not as significant as it has been in Q1 2024.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We continue to believe that the funds from this campaign are helpful but not necessary for the viability of the Company. Of the total funds that our Company has now or anticipates closing in the next 90 to 120 days, less than half will be made up of funds from the crowdfunding campaign if it raises its less-than-maximum funding goal of $3.2 million.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the expanded target minimum offering amount by $2 million, the Company will be able to operate through 2024 and through most of 2025. This is based on a current monthly expense of $100,000 related to hosting, technical, content and business services.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $5 million, we anticipate the Company will be able to operate through 2025 and into 2026 with accelerated growth. This is based on an anticipated monthly expense of $150,000 for expenses related to more people, content development, increased marketing and Ad Spend.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Based on the Company's progress, we are actively expanding our investment sources and revenue sources. Based on our progress, we have identified additional investment opportunities and revenue opportunities for the Company. As we finish the crowdfunding campaign, we are currently lining up individual investors, entity investors and partner investors. We are also working with partners to accelerate our revenues through subscriptions and contracts.

Indebtedness

- Creditor: Paul Allen
  Amount Owed: $37,271.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2024

- Creditor: Soar.com
  Amount Owed: $213,944.00
  Interest Rate: 8.0%
  Maturity Date: March 29, 2024

Related Party Transactions

- Name of Entity: Soar.com
  Names of 20% owners: MeAndTi, LLC [Co-managed & co-owned by Paul & Christen Allen]
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2023, a related party Soar.com provided services to the Company. During the year ended December 31, 2023, the Company incurred $450,000 to the entity, which is included in costs of goods sold in the statements of income and comprehensive income. Payables to the same related party as of December 31, 2023, amounted to $213,944.
  Material Terms: Loan bears an 8% interest rate per annum and matures on March 29th, 2024.

- Name of Entity: Paul Allen
  Relationship to Company: CEO, Board Director, 20%+ Owner
  Nature / amount of interest in the transaction: In 2023, the Company loaned $35,162 to its top management. Loan bears an 8% interest rate per annum and matures in 2024. As of December 31, 2023, the outstanding balance of the amount due from related parties, including interest, is $37,271.
  Material Terms: Loan bears an 8% interest rate per annum and matures on December 31st, 2024.

Valuation

Pre-Money Valuation: $8,027,211.99

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:(i) there are no outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

Citizen Portal's pre-money valuation of approximately $8,000,000 is based on analyzing the value of the company's experienced leadership, our unique and valuable technologies, products and content, recent industry revenue multipliers, and comparable companies. The valuation was calculated by incorporating the below:

Experienced Leadership

Our leadership team is led by founder Paul Allen, a serial entrepreneur with a successful track record of six profitable companies since 1990. Allen is the founder of renowned platforms such as Ancestry.com and Soar.com. Another team member worked for Lexis-Nexis who gathered and processed federal and state court case reporting and executive and legislative content and sold to law firms, corporations, courts, and government entities. Other team members have experience in gathering and processing public and private content to build a profitable business. Their experience and expertise in the relevant industries ensure we will have the necessary resources, network, and understanding to drive Citizen Portal forward. We believe our leadership is a grade A Team.

Technologies, Products, and Content

Our technologies, products, and content are valuable and meaningful for the target markets and industries focused on by Citizen Portal. The Citizen Portal platform includes the core gathering, transcription, indexing, search, and artificial intelligent processing to access and analyze required meaningful results for citizens in a democracy. Our technology is licensed from our parent company, Soar.com, which has spent years developing the IP.

Initial Sales Pipeline

Despite being in our first year of existence, Citizen Portal has already executed our first sales contract with a non-profit organization that develops policy and resources for other non-profits, small businesses, and philanthropic groups. We have already begun generating revenue from this agreement.

Citizen Portal also has additional sales agreements in progress, which once completed, we expect to begin generating revenue by the end of the year and/or the first half of 2024.

Industry Valuation Multipliers

In mid-2023, Citizen Portal raised $426,200 in a Seed Round from private investors at a $4M valuation. Citizen Portal has 3 employees to provide leadership and accounting and legal and financial statements. We license the technology, platform, products, and content from our parent company Soar.com (founded in 2017), and use services agreements to obtain services from approximately 37 consultants who provide various services to develop and process content support for the Citizen Portal platform and website.

A similar competitor, ClearGov, was at a comparable stage of business development as Citizen Portal is currently (together with licensed technology, products, and content developed over 5 years) when it conducted its initial funding round in the summer of 2020, raising $3.5M in Seed Round funding at a $8.5M valuation from private investors. Then on December 21, 2021, ClearGov raised $20M in Series A Round funding at a $110 valuation. In May 2021, ClearGov reported that it had 40 employees. (PitchBook)

Market Data and Comparable Companies

The govtech market is witnessing substantial growth, as demand for transparent information increases and the desire for digital transformation in the public sector rises. According to a report by Grand View Research, the global govtech market size was valued at $19.8 billion in 2020 and is expected to expand at a compound annual growth rate (CAGR) of 17.6% from 2021 to 2028 (source: Grand View Research).

Comparable companies in the same industry who have recently raised capital at similar valuations include ClearGov and ZenCity.

ClearGov was founded in 2015 but spent the first 6-plus years developing technology and products in FinTech for local governments to help with annual budgets. On June 2, 2020, ClearGov raised a Seed Round of $3.5M at a valuation of $8.5M valuation. On December 21, 2021, ClearGov raised a Series A Round of $20M at a step-up valuation of $110M. ClearGov specializes in data visualization related to municipal finances. (PitchBook)

ZenCity was founded in 2015 but spent the first 4 years developing technologies, its platform, and products for government customers. In September 2018, ZenCity secured a Series A Round of $6M at a pre-money valuation of $8.6M. (PitchBook)

Sources:

1. Crunchbase: https://www.crunchbase.com/ - (may require a subscription to access certain data)

2. Government Technology: https://www.govtech.com/

3. Grand View Research: https://www.grandviewresearch.com/industry-analysis/govtech-market

4. Geektime: https://www.geektime.com/

5. PitchBook: https://www.pitchbook.com/ - (may require a subscription to access certain data)

Use of Proceeds

If we raise the Target Offering Amount of $14,999.53 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,999.86, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  30.0%
  We will use 30% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  35.0%
  We will use 35% of the funds to hire key personnel for engineering for product development and other people for business development (partner and affiliate development), content processing and development, daily operations, and support. Wages to be commensurate with training, experience and position.

- Content Development
  13.5%
  We will use 13.5% of the funds to acquire licenses for content and to process and develop content for Citizen Portal.

- Working Capital
  15.0%
  We will use 15% of the funds for working capital to cover expenses for the product and content expansion and launch as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.citizenportal.ai/ (citizenportal.ai/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/citizenportal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Citizen Portal Inc.

[See attached]

CITIZEN PORTAL, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 20, 2023) YEAR ENDED DECEMBER 31, 2023

(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Citizen Portal Inc.
Kansas City, Missouri

Opinion

We have audited the financial statements of Citizen Portal, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of income, changes in stockholders' equity, and cash flows for the period from Inception (January 20, 2023) to December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the result of its operations and its cash flows for the period from Inception (January 20, 2023) to December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 1, 2024
Los Angeles, California

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	13,811
Accounts Receivable, net		67,500
Due from Related Party		37,271
Total current assets		**118,582**
Intangible Assets		589,186
Total assets	**$**	**707,768**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	214,614
Deferred Revenue		24,527
Other liabilities		854
Total current liabilities		**239,995**
Total liabilities	**$**	**239,995**
STOCKHOLDERS' EQUITY		
Common Stock Class A	$	237
Common Stock Class B		1,200
Additional Paid In Capital		670,268
Retained earnings/(Accumulated Deficit)		(203,932)
Total Stockholders' Equity		**467,773**
Total Liabilities and Stockholders' Equity	**$**	**707,768**

See accompanying notes to financial statements.

Inception date (January 20, 2023)		2023
(USD $ in Dollars)		
Net revenue	$	321,938
Cost of Goods Sold		450,000
Gross profit		(128,062)
Operating expenses		
General and administrative		36,751
Sales and marketing		41,229
Total operating expenses		77,980
Operating income/(loss)		(206,042)
Interest expense		-
Other Loss/(Income)		(2,110)
Income/(Loss) before provision for income taxes		(203,932)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(203,932)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2023

(USD $ in Dollars, except per share data)	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date January 20, 2023	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	2,368,576	$ 237	12,000,000	$ 1,200	$ 670,268	$ -	671,705
Net income/(loss)	-	-	-	-	-	(203,932)	(203,932)
Balance—December 31, 2023	**2,368,576**	**$ 237**	**12,000,000**	**$ 1,200**	**$ 670,268**	**$ (203,932)**	**$ 467,773**

See accompanying notes to financial statements.

As of inception (January 20, 2023)		**2023**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$	(203,932)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts Receivable, net		(67,500)
Due from Related Party		(37,271)
Accounts Payable		214,614
Deferred Revenue		24,527
Other Current Liabilities		854
Net cash provided/(used) by operating activities		**(68,708)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Intangibles		(589,186)
Net cash provided/(used) in investing activities		**(589,186)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution		671,705
Net cash provided/(used) by financing activities		**671,705**
Change in Cash		13,811
Cash—beginning of year		-
Cash—end of year	**$**	**13,811**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Citizen Portal Inc. was incorporated on January 20, 2023, in the state of Delaware. The financial statements of Citizen Portal, Inc. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Kansas City, Missouri.

Citizen Portal is an AI-powered platform that indexes and transcribes video recordings of local, state, US government, and school board meetings and hearings at all levels, making them easily searchable and accessible to citizens, volunteers, and journalists. In a time where the Fourth Estate has disappeared and the newspaper industry has suffered, Citizen Portal aims to create a new Fourth Estate that connects every citizen to everything said and done in public meetings and by governments at all levels, giving citizens the tools needed to keep the government accountable and honest. The platform provides knowledge to leaders, engages citizens, and promotes transparency and accountability in government. With democracy at its greatest risk level since the Civil War, Citizen Portal presents an opportunity to invest in a platform that helps preserve self-government and enables citizens to be well-informed in a time where information overload and mis- and dis-information are prevalent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed the FDIC insured limit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the

services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from its AI-powered platform.

Cost of sales

Costs of sales include business license and other directly related expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2023, amounted to $41,229 which is included in sales and marketing expenses.

Income Taxes

Citizen Portal, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 1, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables refer to trade receivables, account payables consist primarily of trade payables, deferred revenue relates to income that has been collected but without fulfilling revenue recognition prerequisites while other current liabilities comprise other non-trade payables.

4. INTANGIBLE ASSETS

Intangible assets refer to costs incurred in relation to development of software for internal use and amount to $589,186 as of December 31, 2023. Once the software is placed in use, it is amortized over the useful life of the software.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock Class A

The Company is authorized to issue 8,000,000 shares of common stock Class A with a par value of $0.0001. As of December 31, 2023, 2,368,576 shares have been issued and are outstanding.

Common Stock Class B

The Company is authorized to issue 12,000,000 shares of Common Stock Class B with a par value of $0.0001. As of December 31, 2023, 12,000,000 shares have been issued and are outstanding.

Common Stock Class C Non-Voting

The Company is authorized to issue 5,000,000 shares of Common Stock Class C Non-Voting with a par value of $0.0001. As of December 31, 2023, no shares have been issued.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, consists of the following:

As of Year Ended December 31,		2023
Net Operating Loss	$	(60,568)
Valuation Allowance		60,568
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, are as follows:

As of Year Ended December 31,		2023
Net Operating Loss	$	(60,568)
Valuation Allowance		60,568
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $203,932. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

In 2023, the Company loaned $35,162 to its top management. Loan bears 8% interest rate p.a. and matures in 2024. As of December 31, 2023, the outstanding balance of the amount due from related parties, including interest, is $37,271.

In 2023, a related party Soar.com provided services to the Company. During the year ended December 31, 2023, the Company incurred $450,000 to the entity, which is included in costs of goods sold in the statements of income and comprehensive income.

Payables to the same related party as of December 31, 2023, amounted to $213,944.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2023.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through February 1, 2024, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company has a net loss of $203,932, an operating cash flow loss of $68,708 and liquid assets in cash of $13,811. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

25 DAYS LEFT

GET A PIECE OF CITIZEN PORTAL

The Future of Democracy

Citizen Portal is a non-partisan, AI-powered platform, with $426,200 in pre-seed funding and a seasoned leadership team, aiming to revolutionize civic engagement, revive government transparency, and transform American democracy.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Citizen Portal
Oversubscribed
The Future of Democracy

$1,189,215.33 Raised

REASONS TO INVEST

- Be an early backer of what could be the next big thing in AI. Citizen Portal's AI-powered platform transcribes and summarizes government meetings. And the deep search function makes it easy to track keywords and topics discussed.
- Help strengthen our democracy and revive government transparency. Your support provides citizens with free access to verified local and state content so they can see what their public officials are doing and saying.
- Back a visionary leadership team led by the Founder of Ancestry.com and top AI, political, and marketing pros.

Get Equity
$0.53 Per Share

RAISED	INVESTORS
$1,189,215.33	1,605
MIN INVEST	**VALUATION**
$100.17	$8.03M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

TEAM



Paul Allen • CEO & Board Member

Paul Allen is a mission-driven tech entrepreneur known for founding Ancestry.com, the world's leading genealogy company, and Soar.com, an AI platform that helps people learn and develop valuable productivity and people skills. ...

Read More



Dale (Brent) Israelsen • Legal Officer, Board Member, Secretary

Mr. D. Brent Israelsen is an experienced attorney, businessman and technologist with deep roots in the practice of law, biotech, business, education, finance, innovation, security, software, technology, and the Internet. He is well known for his leadership in ...
Read More



Christen Allen • Board Member (Part-Time)

Christen Allen is a Certified Gallup Strengths Coach, Member of the Tabernacle Choir at Temple Square, Theater director and mother of 8 children. She is currently the Strengths Coach for Soar.com as well as Health Insurance administrator and Travel agent. She is ...
Read More

THE PITCH

Inform. Engage. Enlighten.

Citizen Portal is on a mission to transform democracy with an AI-powered approach. We are reshaping civic engagement and education by providing Americans with up-to-date, accurate, newsworthy information straight from the source. Citizen Portal utilizes AI to index, transcribe, and summarize meetings and hearings at all levels of government. By providing access to video recordings of school boards, local, state, and federal meetings, Citizen Portal helps to empower citizens, journalists, and advocates to know what is being said by their elected officials and done in their government. As democracy faces unprecedented risks, we feel you can help save it.
You can play a role in restoring transparency and accountability to government, and be a part of the future of AI innovation.

Key Features

Search and Alerts: Through the alerts tool, track all the issues in a dashboard similar to Tweetdeck.

Deep Search: With Citizen Portal's deep search function, land on the exact moment the issue of interest is discussed in a video

Clips: Highlight a selected part of the transcript and see a clip of the video from that point. Save it as a video clip, and share it on social media and email.

Historical Document Search: Access all U.S. Executive Orders and so much more.

Visual Heat Map: View at a glance the results of any keyword searched. Shows results by state and county levels.

THE OPPORTUNITY

Of the People, By the People, For the People

We believe Citizen Portal is the ultimate solution to a pressing problem: the decline of trust in America's core institutions--namely the media, government, and elected officials. With newspapers fading away (Source) and trust in the media at an all-time low (Source), there's a lack of reliable coverage of government activities, leaving citizens in the dark about crucial information. Citizen Portal's goal is to provide citizens with equal and easy access to public officials and government actions. Armed with AI-powered tools, citizens, advocates, and journalists can now hold the government accountable, ensuring greater transparency and trust.

The Problem

US democracy appears to be at its greatest risk level since the Civil War:

Trust in government is at *all-time low*—With the explosion of accessible information, it's almost impossible for citizens and elected officials to be accurately informed

49% of US voters think we will likely lose our democracy

Why Now:

- **Open meetings laws:** Most public meetings are or will be recorded
- **Video conferencing:** Abundant digital content
- **AI-generated transcriptions:** High accuracy, low cost
- **Conversational AI (ChatGPT):** Best natural language ever



* Source | Source | Source

At a time when U.S. democracy seems to be at its highest risk since the Civil War, and trust in government is at an all-time low, Citizen Portal's AI-powered platform enables citizens to track their representatives' words and actions with ease. It helps stop the flow of misinformation by allowing citizens to see quotes in context and directly from verified sources.

No more sifting through mountains of information, CitizenPortal.ai prioritizes users' interests, delivering personalized video clips on topics they care about most. Citizen Portal's deep search function allows citizens to land on the exact moment a topic or issue is mentioned in a meeting. Citizens can then create and share video clips of the topic via social media and email. Users can get email summaries of meetings on self-selected topics of interest.

Citizen Portal differentiates itself from competitors with additional features such as alerts for new content, auto-translations, and annotations to further engage and inform citizens. AI-generated transcriptions, chat-based interfaces, and open meetings laws allow users to quickly find and share video clips. Citizen Portal AI also leverages the same freemium subscription model and viral marketing strategies that turned Ancestry.com into a multi-billion dollar company. Citizen Portal's goal is to provide every citizen with free access to the basic platform offerings, such as local, state, and federal content.

THE MARKET & OUR TRACTION

"Knowledge Is Power. Ignorance Is Destructive."

Citizen Portal is at the forefront of AI-meets-government innovation. This platform demonstrates data-driven decision-making that is efficient and effective, thanks to its AI algorithms processing massive amounts of information in real time. Citizen Portal's AI tools enhance citizen engagement, providing personalized services like never before with chatbots and a seamless user-experience. We believe Citizen Portal can have a massive impact on representative democracy by contributing to improved citizen engagement and policy outcomes through predictive analytics.

Citizen Portal is on a mission to democratize access to government data with a cutting-edge AI platform. The top priority is to empower citizens by fostering transparency and accountability in government. Citizen Portal provides the American people with unedited transcripts of public statements by elected officials and, in turn, we believe revolutionizes the way people interact with their government.

The Market Need

Government

- Increased focus on transparency and accountability
- Adoption of new technologies to improve efficiency and effectiveness
- Growing demand for data-driven decision-making

Media

- Shift to digital platforms
- Increased competition from social media
- Demand for more in-depth and investigative reporting

Business

- Growing importance of government relations
- Increased focus on sustainability and social responsibility
- Demand for data-driven insights into the political landscape

Citizens

- Growing demand for transparency and accountability from government
- Increased interest in civic engagement
- Demand for more accessible and user-friendly government services

$426,200 — Raised from accredited investors in our pre-seed round



Search, find, and share video clips of what your public officials are saying

With $426,200 raised from accredited investors in the pre-seed round, Citizen Portal has already caught the attention of some major players. Citizen Portal's seasoned leadership team—led by Paul Allen, Founder of Ancestry.com—is charting a path to success in the tech industry. Paul's recent appearance on the Utah Governor's Office of Economic Opportunity podcast, and on with SiriusXM's Steve Scully, where he championed the positive impact of AI's future, is just the start.

01:01

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

why invest

Join Citizen Portal on the Mission to Improve Democracy

By backing Citizen Portal, you have an opportunity to support a mission-driven company that aims to improve civic engagement and strengthen democracy. With a strong foundation laid by pre-seed funding and strategic partnerships, this is your chance to be a part of a game-changing platform that empowers citizens, restores government accountability, and shapes the future of AI in positive ways.



Paul Allen

Our seasoned leadership team, led by Founder Paul Allen, is charting a path to success in the tech industry. Paul's recent appearance on the **Utah Governor's Office of Economic Opportunity podcast,** where he championed the positive impact of AI's future, is just the start, and he has joined **other major podcasts, such as *The Briefing with Steve Scully*** on SiriusXM's bipartisan political channel.

Citizen Portal's unique approach to providing access to public meetings and government proceedings can create new opportunities for citizens to be engaged and informed, increasing interest in politics and influencing public policy. Citizen Portal's strong team of experienced leaders and advisors can position Citizen Portal to change the face of American democracy.

Join the movement. Be a part of history in the making. Invest in Citizen Portal today.

ABOUT

HEADQUARTERS
55 N Meadowbrook Drive
Alpine, UT 84004

WEBSITE
View Site

Citizen Portal is a non-partisan, AI-powered platform, with $426,200 in pre-seed funding and a seasoned leadership team, aiming to revolutionize civic engagement, revive government transparency, and transform American democracy.

TERMS

Citizen Portal

Overview

PRICE PER SHARE
$0.53

VALUATION
$8.03M

DEADLINE
Apr. 16, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $5M

Breakdown

MIN INVESTMENT

$100.17

OFFERING TYPE

Equity

MAX INVESTMENT

$1,234,999.11

ASSET TYPE

Common Stock

MIN NUMBER OF SHARES OFFERED

28,301

SHARES OFFERED

Class A Common Stock

MAX NUMBER OF SHARES OFFERED

9,433,962

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Reservation List Bonus

If you previously reserved shares in Citizen Portal's Testing the Waters Landing Page, you will receive 10% bonus shares.

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive free one-year access to the full Citizen Portal platform

Tier 2 Perk — Invest $10,000+ and receive free one-year access to the full Citizen Portal platform and 3% bonus shares

Tier 3 Perk — Invest $25,000+ and receive free one-year access to the full Citizen Portal platform and 5% bonus shares

Tier 4 Perk — Invest $50,000+ and receive free two-year access to the full Citizen Portal platform and 10% bonus shares

Tier 5 Perk — Invest $100,000+ and receive free three-year access to the full Citizen Portal platform and 15% bonus shares

Tier 6 Perk — Invest $150,000+ and receive free five-year access to the full Citizen Portal platform and 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Citizen Portal, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $0.53 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $530. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and any Loyalty Bonus or TTW Reservation Holder Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

ALL UPDATES

03.07.24

State of the Union Collection on Citizen Portal



NEW PREMIUM COLLECTION: STATE OF THE UNION
Watch the 2024 State of the Union speech and search for topics you care about
Search transcripts of State of the Union speeches dating back to 1790
visit citizenportal.ai for access

Hey there Citizen Portal Enthusiasts!

Exciting news – the 2024 State of the Union speech will be available on Citizen Portal tonight! Dive into this year's address, and search Citizen Portal's AI transcript for topics that resonate with you. Plus, explore our extensive archive, with transcripts of State of the Union speeches dating all the way back to 1790. See how past presidents have addressed key issues and witness how the conversations have evolved over the centuries. This unique collection offers a fascinating glimpse into the issues that have shaped our nation, allowing you to draw connections and gain insights like never before.

Catch up on today's key discussions, all in one place.

Best,

The Citizen Portal Team

03.01.24

New Citizen Portal Premium Feature: Congress GPT


NEW PREMIUM FEATURE
Introducing: Congress GPT
Your expert Congress AI companion is here.

We're excited to introduce Congress GPT, your expert AI political companion designed to navigate the complexities of political information. Using this AI tool, you can effortlessly find information from AI-generated responses linked directly to original sources. Congress GPT is now live and ready to transform how you access and interpret congressional information. By leveraging the power of AI, Congress GPT ensures that staying informed is not only simple but also efficient. We invite you to visit citizenportal.ai today to explore its capabilities and see how it can benefit you in staying ahead with the latest congressional insights.Don't miss out on this revolutionary tool—start exploring now and bring clarity to the way you stay informed like never before.Best,

The Citizen Portal Team

02.14.24

New Feature for Citizen Portal


Found 514 results for ""affordable housing" "
Click the state below, or View all your results
WA
OR
MT
ND
MN
ME
ID
WY
SD
WI
MI
NY
NH
MA
NV
UT
CO
NE
IA
IL
IN
OH
PA
VT
CT
NJ
RI
MD
DC
CA
KS
MO
KY
WV
VA
NC
TN
AZ
NM
OK
AR
SC
MS
AL
GA
TX
LA
FL
AK
HI
PR
2
3
15
36
87
Federal
Joint Economic Committee (136)
Ways and Means: House Committee (11)

Discover the latest feature on CitizenPortal.ai: now you can search topics and filter results by "last 7 days" or "last 30 days," enabling you to effortlessly access the **most recent statements** from your elected officials on **issues that matter to you**. This tool is designed to enhance your ability to stay informed and actively engaged in civic matters.

🇺🇸 Try it today at citizenportal.ai.

02.12.24

Goal Achieved! Thank You!


Investment Goal Achieved!
Thank You!
Here's what you need to know about joining the investment waitlist for Citizen Portal
Citizen Portal

We cannot thank you enough for your tremendous support and for those of the 1,577 investors who chose to invest in Citizen Portal during our recent campaign.

If you're still considering becoming a part-owner of Citizen Portal, there's good news: despite reaching the fundraising cap, you have the opportunity to join the waitlist. You can secure your place on the waitlist at the top of the campaign page.

You can stay informed with our latest company updates through StartEngine, but as a shareholder, your engagement is crucial. If you haven't yet, please take a moment to create a Citizen Portal user account at citizenportal.ai to receive tailored updates and maximize the value of your investment.

Your trust and investment are greatly appreciated as they are pivotal in advancing the Citizen Portal mission: leveraging AI to enhance government transparency and foster a more effective democracy for everyone.

With gratitude,

Team at Citizen Portal

02.09.24

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Citizen Portal offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their campaign end date to April 15th, 2024.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

02.09.24

New Content Added Daily


Citizen Portal
citizenportal.ai
12,791.9
Hours of new content added in the last week

Did you know that just this week Citizen Portal has added over 12,000 hours of engaging new content? Dive into the latest collections featuring Presidential Candidates, Supreme Court, and Congressional hearings to deepen your understanding of the political landscape. Stay informed with up-to-date insights into crucial decisions and follow the latest legislative developments as they unfold. With content from across our nation, covering both sides of the political spectrum your grasp of these pivotal areas of American governance can become more comprehensive with less interference of media bias. Discover what's new at citizenportal.ai today!

01.18.24

Introducing Your State GPTs


Introducing: Your State GPTs
by Citizen Portal
Anonymous
What has Senator Mike Lee said recently?
Utah GPT
Senator Mike Lee has been active on various legislative and political fronts recently. Here's a summary of his recent statements and actions:
Date | Statement/Action | Summary
Dec 18, 2023 | Protect American Gun Exporter Act | Introduced in response to the Bureau of Industry and Security's 90-day pause on new export licenses for firearms and related items to non-governmental end users in most countries
Dec 14, 2023 | Accelerating Children's Education (ACE) Act | Aimed at bolstering educational choices for American families, addressing concerns about public education's ideological influences and barriers to alternative schooling
Your expert political AI companion is here.
Explore it now at chat.openai.com/gpts
Search: Your State + GPT (example: Utah GPT)

🌟 Introducing Your State GPTs from Citizen Portal 🌟 - Your Expert Political AI Companion! Dive into the world of informed decision-making with your very own political AI guide. Stay updated, ask questions, and engage with your states political landscape like never before.

Ready to explore? Visit chat.openai.com/gpts and search for your home state + GPT (example: Utah GPT.) Start your journey towards smarter, more informed political conversations! 🇺🇸

01.12.24

Great News!


Great News!
We've cut operating costs so your dollar goes further!
Citizen Portal
citizenportal.ai
Invest today!

🎉 Exciting News Alert!

We're thrilled to announce a game-changing update for our services! Citizen Portal has secured a fantastic deal with one of our key vendors for transcription services. 🌟

💰 Not only have we cut our costs by a whopping **58%**, but we've also received an incredible 100K hours of FREE transcription during the migration period. 🎁

⏱️ Get ready for lightning-fast results because our transcription speeds are now over **10X faster**! This means quicker, more efficient services and more recent content.

📈What does this ultimately mean for you? Since we've **reduced our operating costs** and **increased our efficiency**, every dollar you invest reaches farther than ever. 💸

Stay tuned for more updates as we continue to innovate and provide you with the best service possible. Thank you for being part of the Citizen Portal journey! 🇺🇸

01.05.24

$1 Million Raised

We're absolutely thrilled to share this moment of success with you! Your investment in Citizen Portal has been a game-changer, propelling us into an exciting future. Here's to our shared vision and the extraordinary journey ahead — we couldn't have done it without you! Thank you!


$1M
Funds Raised
Thank You!

12.29.23

Help Us Hit $1 Million - A Milestone Within Reach!


Citizen Portal
We're almost there!
Invest today!
Counting down to one million.
citizenportal.ai

You're invited to be a pivotal part of an exciting journey as the year draws to a close. Your contribution to our "Countdown to $1 Million" could be the key to reaching an ambitious goal. With every investment, you'll unlock exclusive rewards and own shares in the only platform where your investment increases transparency in government. Invest today!

Happy New Year and here's to making an impact together!

Citizen Portal Team

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Citizen Portal.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Tier 1 Perk

Invest $500+ and receive free one-year access to the full Citizen Portal platform

Select

$10,000

Tier 2 Perk

Invest $10,000+ and receive free one-year access to the full Citizen Portal platform and 3% bonus shares

Select

$25,000

Tier 3 Perk

Invest $25,000+ and receive free one-year access to the full Citizen Portal platform and 5% bonus shares

Select

$50,000

Tier 4 Perk

Invest $50,000+ and receive free two-year access to the full Citizen Portal platform and 10% bonus shares

Select

$100,000

Tier 5 Perk

Invest $100,000+ and receive free three-year access to the full Citizen Portal platform and 15% bonus shares

Select

$150,000

Tier 6 Perk

Invest $150,000+ and receive free five-year access to the full Citizen Portal platform and 20% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Robert Vincent Koury
10 days ago

How does citizens portal actually make any money?

0 0

Ronald Hales
20 days ago

I invested $10,000 on the Startup so how many shares do I have?

0 0

Chantelle Daley
a month ago

When and how is the full access received to the CitizenPortal to sign in?

0 0

Daniel Christian
a month ago

What is the Stock Symbol for CitizenPortal.AI

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Rhet Hulbert
2 months ago

I love the idea and we need this more than ever right now. But for the company to survive you will have to ...
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Rachael Sikes
3 months ago

Saw this guy on Glen Beck show and I'm thankful. Across the isle we need this. I'm now an investor ...
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CB

Casey Badger
3 months ago

My primary concern centers around Citizen Portal's branding and user experience. I've observed a tenden...
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1 0

PA

Paul Allen
Citizen Portal • 2 months ago

Thank you for your valuable feedback regarding our website. We truly appreciate your recognition of our ...
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0

GB

Garrett Barnes
3 months ago

Will you keep investors informed after the round closes? I feel like this could be a great idea to potentially lead ...
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1 0

PA

Paul Allen
Citizen Portal • 3 months ago

Hi Garrett! That's a great suggestion, thank you for you enthusiastic interest and desire to increase transparen...
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0

GL

Grant Lamphere
3 months ago

In your interview with Glenn Beck, you mentioned four other portals (Faith, Family, Friend, and Creator) that ...
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1 0

PA

Paul Allen
Citizen Portal • 3 months ago

Thank you for your question, Grant! Our other vertical products (Faith Portal, Friend Portal, Creator Portal, et...
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0

JM

Jack McCarty
3 months ago

I, too, saw your discussion with Glenn Beck and was thoroughly fascinated by the concept being brought in...
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1 0

PA

Paul Allen
Citizen Portal • 3 months ago

Hi Jack! I'm glad you tuned in, and thank you for your investment! Rewards kick in after funds are dispersed, ...
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://drive.google.com/file/d/1u4xwR952aQO0MZ3b2cTvDRzanHm7sfb8/view

The threat to democracy is at its highest level since the Civil War, and trust in government is at an all-time low. With the rise of misinformation and diminishing trust in public institutions, citizens are looking for somewhere they can turn for verified, objective information–straight from the source.

Paul Allen, founder of Ancestry.com and creator of Citizen Portal, believes that the solution to the problem of political polarization and distrust is to index everything public officials say--and provide a free search engine with open access for all citizens.

Powered by AI and customized for each citizen based on their location, values, and interests–not by an ad-optimized newsfeed–Citizen Portal is a game changer for American democracy.

With support from thought leaders across the political spectrum, Citizen Portal seeks to restore America to a more powerful, self-governing, democratic republic—to give citizens open and equal access to what our elected officials are doing and saying.

Your investment will impact how citizens are informed and engaged, by integrating transparency and accountability into American politics. By investing, you can play a role in the future of our company and our country.

Invest in the Future of Democracy through Citizen Portal.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:13 PM 02/10/2023
FILED 02:13 PM 02/10/2023
SR 20230468065 - File Number 7246777

AMENDED AND RESTATED CERTIFICATE of INCORPORATION OF

CITIZEN PORTAL INC.

A DELAWARE CORPORATION

CITIZEN PORTAL INC. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

A. The name of the Corporation is CITIZEN PORTAL INC. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on January 20, 2023.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 241 and 245 of the General Corporation Law of the State of Delaware (the "DGCL"), and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation. The Corporation has not received payment for any of its stock.

C. The text of the Certificate of Incorporation of this Corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I - NAME

The name of the Corporation is "CITIZEN PORTAL INC."

ARTICLE II – REGISTERED AGENT

The address of the Corporation's registered office in the State of Delaware is: 8 THE GREEN, STE R, DOVER, KENT COUNTY, DELAWARE 19901. The name of the registered agent at such address is: RESIDENT AGENTS, INC.

ARTICLE III - PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV - STOCK

This Corporation is authorized to issue three classes of shares of stock, which shall be designated, respectively, "Class A Common Stock", "Class B Common Stock" and "Class C Non-Voting Common Stock." The total number of shares that the Corporation is authorized to issue is 25,000,000 shares. The number of shares of Class A Common Stock authorized is

8,000,000 shares, $0.0001 par value per share. The number of shares of Class B Common Stock is 12,000,000 shares, $0.0001 par value per share. The number of shares of Class C Non-Voting Common Stock authorized is 5,000,000 shares, $0.0001 par value per share.

ARTICLE V – RIGHTS OF STOCK HOLDERS

The rights, privileges, preferences and restrictions of the Stock are as follows:

1. Voting Rights; Board of Directors.

(a) Class A Common Stock. Except as otherwise required by law, each holder of Class A Common Stock shall be entitled to one (1) vote for each of the shares of Class A Common Stock on the record date fixed for such meeting, or on the effective date of such written consent, as follows: the holder of each share of Class A Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of Class B Common Stock, with respect to any question upon which holders of Class A Common Stock and the holders of Class B Common Stock have the right to vote, except (i) those matters required by law to be submitted to a separate class vote and (ii) the election of the Common Director as set forth in Section 1(d) of this Article V.

(b) Class B Common Stock. Except as otherwise required by law, each holder of Class B Common Stock shall be entitled to the number of votes equal to the whole number of shares of Class B Common Stock times ten (10) on the record date fixed for such meeting, or on the effective date of such written consent, as follows: the holder of each share of Class B Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of Class A Common Stock, with respect to any question upon which holders of Class B Common Stock and the holders of Class A Common Stock have the right to vote, except (i) those matters required by law to be submitted to a separate class vote.

(c) Class C Capital Stock. Except as otherwise required by law, each holder of Class C Non-Voting Common Stock shall not be entitled to vote, except, when required by law, each holder of Class C Non-Voting Common Stock shall be entitled to one vote for each of the shares of Class C Non-Voting Common Stock on the record date fixed for such meeting, or on the effective date of such written consent, as follows: the holder of each share of Class C Non-Voting Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation and any other matter submitted to the vote of stockholders and shall be entitled to vote, together with the holders of Class A Common Stock and the holders of Class B Common Stock, with respect to any question which the holders of Class C Non-Voting Common Stock are required by law to vote and upon which holders of Class A Common Stock and the holders of Class B Common Stock have the right to vote, except (i) those matters required by law to be submitted to a separate class vote.

(d) Election of Directors. The holders of the Class A Common Stock, voting as a single class, shall be entitled to elect one (1) director (the "Class A Common Director"), the holders of the Class B Common Stock, voting as a single class, shall be entitled to elect three (3) directors (the "Class B Common Directors") and the holders of Class A Common Stock and the holders of Class B Common Stock, voting together, shall be entitled to elect one (1) director (the "Class A Common and Class B Common Director").

2. Protective Covenants.

(a) Class B Common Stock: In addition to any other rights provided by law, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Class B Common Stock, voting separately as a class:

(i) amend or repeal any provision of, or add any provision to, the Corporation's Certificate of Incorporation or Bylaws if such action would materially or adversely alter or change the rights, privileges or powers of, or the restrictions provided for the benefit of the Class B Common Stock, or increase or decrease the number of shares of Stock authorized hereby;

(ii) authorize or issue or obligate itself to issue, shares of any class or series of stock having any preference or priority as to voting or protective covenants, which are superior to any such rights, privileges or powers of, or the restrictions of the Class B Common Stock;

(iii) authorize or issue shares of stock of any class or series of any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock of this Corporation having any rights, privileges or powers of, or the restrictions as to voting and protective covenants which are superior to any held by the Class B Common Stock;

(iv) reclassify any class or series of any Class A Common Stock, Class B Common Stock or Class C Non-Voting Common Stock into shares having any rights, privileges or powers of, or the restrictions as to voting or protective covenants which are superior to those any held by the Class B Common Stock;

(v) increase or decrease (other than by redemption) the total number of authorized shares of Class A Common Stock, Class B Common Stock and Class C Non-Voting Common Stock.

ARTICLE VI – CORPORATE POWERS

The powers, preferences and rights and the qualifications, limitations or restrictions thereof shall be determined by the Board of Directors.

ARTICLE VII – BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Corporation's By-laws. In furtherance and not in limitation of the powers conferred by statute, subject to the provisions of the Certificate of Incorporation, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VIII – NUMBER OF DIRECTORS

The number of directors that constitute the Board of Directors of the Corporation shall be designated as set forth in the Bylaws of the Corporation. Notwithstanding the foregoing sentence, there shall be no less than three directors and no more than seven directors that constitute the Board of Directors of the Corporation.

ARTICLE IX – CORPORATE EXISTENCE

The Corporation is to have a perpetual existence.

ARTICLE X – DIRECTOR LIABILITY

No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE XI – SHAREHOLDER AND BOARD OF DIRECTOR MEETINGS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. Meetings of the Board of Director may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

IN WITNESS WHEREOF, the undersigned President and Chief Executive Officer has executed signed and acknowledged this amended and restated certificate of incorporation this 10th day of February 2023.

BY: /s/ PAUL B. ALLEN

Paul B. Allen
President

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

CITIZEN PORTAL INC.

September 8, 2023



Citizen Portal
on
start engine
Crowdfunding campaign coming soon!
LEARN MORE
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIESv IS SIMPLY AN INDICATION OF INTEREST.

Hi Dave,

Can you do me a quick favor: visit this Citizen Portal page which helps US Citizens stay informed about local, state and federal government.

I'm giving away free annual subscriptions to Citizen Portal to my friends and LinkedIn associates.

Let me know if you'd like free access.

Regards,

Paul

PS. Some people are going to StartEngine to reserve shares to fund this project. Here's the link in case you're interested. (https://www.startengine.com/offering/citizenportal)

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Citizen Portal is taking reservations for a possible, upcoming round. Join the waitlist today.

GET A PIECE OF CITIZEN PORTAL

The Future of Democracy

Citizen Portal is a non-partisan, AI-powered platform, with $426,200 in pre-seed funding and a seasoned leadership team, aiming to revolutionize civic engagement, revive ...
Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Citizen Portal
The Future of Democracy

$7,441.96 Reserved

REASONS TO INVEST

- Be an early backer of what could be the next big thing in AI. Citizen Portal's AI-powered platform transcribes and summarizes government meetings. And the deep search function makes it easy to track keywords and topics discussed.
- Help strengthen our democracy and revive government transparency. Your support provides citizens with free access to verified local and state content so they can see what their public officials are doing and saying.
- Back a visionary leadership team led by the Founder of Ancestry.com and top AI, political, and marketing pros.

Reserve Now

RESERVED $7,441.96
INVESTORS 7

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
55 N Meadowbrook Drive
Alpine, UT 84004

WEBSITE
View Site

Citizen Portal is a non-partisan, AI-powered platform, with $426,200 in pre-seed funding and a seasoned leadership team, aiming to revolutionize civic engagement, revive government transparency, and transform American democracy.

TEAM

Paul Allen
CEO & Board Member

Paul Allen is a mission-driven tech entrepreneur known for founding Ancestry.com, the world's leading genealogy company, and Soar.com, an AI platform that helps people learn and develop valuable productivity and people skills.

He led the global strengths movement for Gallup from 2012-2017. Paul taught entrepreneurship for 2 years at Utah Valley University and internet marketing for 2 years at BYU. He was an Ernst & Young Utah Entrepreneur of the Year in 2000, and the MarketingSherpa (National) Entrepreneur of the Year in 2008. He is a fellow of the Utah Genealogical Association and was named a Cyber Pioneer in 2010 by the Cyber Law Section of the Utah State Bar. He was the honored alumnus of the BYU Humanities College in 2016, having graduated in 1990 with a BA in Russian.

He works approximately 20 hours per week as CEO of Soar.com and less than 1 hour per week as Advisor for Bank of Memories, in addition to working approximately 20 hours per week in his roles with Citizen Portal.

Paul and his wife Christy live in Kansas City, Missouri. They have 8 children and 5 grandchildren.

Dale (Brent) Israelsen
Legal Officer, Board Member, Secretary

Mr. D. Brent Israelsen is an experienced attorney, businessman and technologist with deep roots in the practice of law, biotech, business, education, finance, innovation, security, software, technology, and the Internet. He is well known for his leadership in transforming the practice of law to embrace the realities of technology innovation and has championed the use of technology in law, finance, and other industries to enable individuals, entities, and ecosystems to participate in the global economy.

Mr. Israelsen practiced law in Washington, DC with positions in the Federal Government, the United States Courts, and the private law firm of Morgan, Lewis & Bockius. He then worked in Cambridge, MA where he was President of Jurisoft, a division of Lexis-Nexis. For the past 27 years, he has operated from Utah where he has practiced law,consulted with and founded and operated multiple innovative technology companies. He serves on four boards of directors.

Christen Allen
Board Member (Part-Time)

Christen Allen is a Certified Gallup Strengths Coach, Member of the Tabernacle Choir at Temple Square, Theater director and mother of 8 children. She is currently the Strengths Coach for Soar.com as well as Health Insurance administrator and Travel agent. She is most proud of her 8 children who are currently or have obtained bachelors, masters degrees and are respectful successful contributors wherever they are planted.

Born and raised in Provo, UT, she attended BYU in Piano Performance and Musical Theater.

Christen spends 10 hours a week at Citizen Portal.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Citizen Portal.

$100

Reservation List Bonus

If you previously reserved shares in Citizen Portal's Testing the Waters Landing Page, you will receive 10% bonus shares.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRA** / **SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.